NSAR ITEM 77C


Van Kampen American Capital Prime Rate Income Trust


(a) A Special Meeting of Shareholders was held on October 23, 1996.


(b) The election of Trustees of Van Kampen American Capital Prime Rate Income Trust (the "Fund") included:

    None


(c) The following were voted on at the meeting:


    1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

       For  33,443,125                 Against   4,303,195


    3) Approval of the selection of KPMG Peat Marwick LLP as Independent
       Auditors

       For 278,838,120                 Against   1,338,011